Exhibit (g)
KfW By-Laws
The By-Laws as amended on 19 November 1968, taking account of the amendments of 13 April 1973, 2 April 1974, 28 November 1977, 17 November 1987,16 May 1988, 5 May 1995, 3 May 1996, 23 January 1998, 13 November 1998, 26 October 2000, 10 May 2001, 2 May 2003, and 13 February 2008 as established by the Board of Supervisory Directors and approved by the Supervisory Authority pursuant to Article 8(2) of the Law concerning KfW are amended and adjusted as of 1 January 2011 and read as follows:
1 EXECUTIVE BOARD
(1) The members of the Executive Board are appointed by the Board of Supervisory Directors upon recommendation by the Executive Committee. They must be personally reliable and professionally suitable. To comply with the criterion of professional competence, the members of the Executive Board must have sufficient theoretical and practical knowledge of the relevant business operations and management experience. A member of the Executive Board is initially appointed for a maximum of three years. Each member may be reappointed for, or his or her term of office extended by, up to five years; this requires another decision by the Board of Supervisory Directors, which may be taken no sooner than one year prior to the termination of the current term of office. The Board of Supervisory Directors may revoke the appointment of a member of the Executive Board for good cause. As a rule, a member of the Executive Board should not be appointed for a term of office extending beyond the statutory retirement age. Together with the Executive Board, the Board of Supervisory Directors ensures that there is a long-term succession concept.
(2) The Executive Board (Article 6 of the Law) is responsible for conducting KfW’s business and managing its assets in conformity with the Law, these By-Laws and the Rules of Procedure for the Executive Board issued by the Board of Supervisory Directors. The Executive Board is accountable to the Board of Supervisory Directors for duly performing its duties and for implementing all decisions taken by the Board of Supervisory Directors. In the case of entrepreneurial decisions, no breach of duty occurs if the member of the Executive Board reasonably believes that he or she is acting on the basis of adequate information for the benefit of KfW.
(3) At regular intervals of no more than three months the Executive Board must report promptly and extensively in text form to the Board of Supervisory Directors on the course of business, taking into account all relevant matters relating to planning, the risk situation, risk management and the financial position of KfW. The reports also include KfW’s operationally relevant subsidiaries. The Executive Board must report to the Chair or to the Deputy Chair of the Board of Supervisory Directors in written form on any significant event; in urgent cases the report may by verbal but must be confirmed in written form without undue delay. The reports must conform to the principles of conscientious and honest accountability.

(4) Decisions regarding important matters must be taken by a majority of the entire Executive Board; a tied vote is considered a rejection.
(5) The aggregate compensation of each member of the Executive Board must be appropriate in relation to his or her responsibilities and performance as well as the situation of KfW.
(6) The members of the Executive Board may not conduct any commercial business or carry out transactions within KfW’s line of business for their own account or for the account of a third party without the consent of the Board of Supervisory Directors. Nor may they be a member of the management board, a manager or a general partner of any other commercial company without the consent of the Board of Supervisory Directors.
(7) All transactions between KfW on the one hand and the members of the Executive Board and persons they are close to or companies with whom they have a close personal relationship on the other hand must comply with the standards customary in the sector. Important transactions with the aforementioned persons require the approval of the Board of Supervisory Directors.
(8) With the exception of programme loans, KfW may not grant any loans to the members of its Executive Board; the Board of Supervisory Directors must be informed of any programme loans granted.
(9) The members of the Executive Board may not, demand or accept from third parties any gratuities or other benefits in connection with their activities, neither for themselves nor for other persons, nor may they grant unjustified benefits to third parties.
(10) Members of the Executive Board are bound by KfW’s best interests; in their decisions they may not pursue personal interests and during their employment for KfW they are subject to a comprehensive non-competition obligation. Each member of the Executive Board must inform the other members of the Executive Board of possible conflicts of interest before decisions are taken. Conflicts of interest are to be disclosed to the Executive Committee without delay.
(11) The members of the Executive Board are bound to maintain secrecy. They may not make unauthorised use of business secrets of which they become aware during the performance of their duties. This obligation continues to apply after their retirement from the services of KfW.
2 LIMITATION OF THE MANAGERIAL AND ADMINISTRATIVE POWERS OF THE EXECUTIVE BOARD
(1) It is only with the prior consent of the Board of Supervisory Directors or of the committee assigned to take the decision that the Executive Board may

1. provide
(a) direct financing or such indirect financing in which KfW assumes full or partial liability vis-à-vis the onlending bank for the solvency of the ultimate borrower (in each case Article 2(1) of the Law) if, in individual cases, the following sums are reached:
(aa) if the borrower has an internal rating of at least “investment grade” (M8 and above), the sum of one hundred million euro,
(bb) if the borrower has an internal rating below “investment grade” (M9 and below) or if there is no internal rating, the sum of fifty million euro,
(cc) if operational shares are purchased or increased, a transaction value of twelve and a half million euro.
In the case of indirect financing, account is to be taken only of the ultimate borrower for the submission requirements and the internal rating.
(b) unsecured loans and guarantees pursuant to Article 3(2), second sentence, and Article 3(3) of the Law, if in each individual case the sum of fifty million euro is reached,
(c) short-term financing pursuant to Article 3(1), second sentence, and Article 3(3) of the Law,
(d) global loans outside Germany (Article 2(1) of the Law), if in each individual case the sum of fifty million euro is reached;
2. purchase, increase, sell and reduce strategic equity investments pursuant to Article 2(3) of the Law;
3. conduct other business within the meaning of Article 2(3) of the Law if it is of fundamental significance for KfW; this applies in particular to business transactions which may lead to a fundamental change in KfW’s net assets, financial position, earnings position or risk structure;
4. take measures in important administrative matters; these include, in particular, the acquisition and sale of real estate for KfW’s business purposes; the decision is taken by the Executive Committee (Article 8(2));
5. issue debt securities (Article 4(1) of the Law);
6. take up loans in foreign countries (Article 4(1) of the Law);

The aforementioned approval requirements apply unless the Board of Supervisory Directors has introduced other regulations. The Board of Supervisory Directors may stipulate other approval requirements at any time.
(2) The Executive Board reports regularly to the Board of Supervisory Directors, at least once every six months, on
1. financings granted to credit institutions for the purpose of forwarding to ultimate borrowers (Article 3(1), first sentence, second half sentence of the Law) including global loans in Germany, provided that the total exposure arising from these financings at those credit institutions exceeds the sum of one hundred million euro;
2. cases under paragraph 1 No 1 (a), (b) or (c) in which, with regard to a borrower unit, or, if no such borrower unit is reliably formed, a main business partner, a total exposure of two hundred million euro is exceeded;
3. the number and total volume of the financings which, in each individual case, do not amount to the sum of twenty-five million euro as well as individual financings which amount to at least that sum but do not reach the threshold values specified in paragraph 1 (a) and (b), provided in each case that
(a) they are considered as those direct financings pursuant to paragraph 1, No 1 (a) which are governed by Article 2(1) No 1 (a) to (f) of the Law or
(b) they are unsecured loans and guarantees pursuant to paragraph 1, No 1 (b);
4. global loans outside Germany which do not amount to the threshold value given in paragraph 1, No 1 (d);
5. derivative transactions concluded with financial institutions, provided that the total exposure deriving from these transactions at those financial institutions exceeds the sum of one billion euro.
(3) Should, in exceptional cases, the need for a decision to be taken swiftly make it impossible to obtain prior approval in the cases referred to in paragraph 1, subsequent authorisation by the Board of Supervisory Directors or by the committee responsible for the decision in question must be obtained at the earliest opportunity.
(4) The provisions of paragraph 1 Nos 1 and 2 and paragraph 2 do not apply to financings granted for the account of a third party (Article 3(4) of the Law).
(5) KfW may participate in the financing of export transactions on a syndicated basis (Article 2(1), No 4 (b)(aa), read in conjunction with Article 3(1), third sentence, of the Law) if KfW’s financing conditions are not more favourable or less favourable for KfW than the conditions of the other members of the syndicate and if, in addition, the following conditions are fulfilled:

(a) In case of a financing on the request and under the lead of one or more credit institutions or financing institutions:
(aa) the request and/or lead management is not made or carried out by a promotional institution (Förderinstitut) or a financing institution in which KfW directly or indirectly:
–	holds the majority of the subscribed capital or

–	holds the majority of the voting rights or

–	may appoint more than half the members of the enterprise’s administrative, management or supervisory body
and
(bb) the share of the financing volume provided by promotional institutions does not exceed 50%, unless the other members of the syndicate agree, in individual cases, to authorise a larger share for the promotional institutions of no more than 75%.
(b) In the case of a financing on the initiative and/or under the lead of KfW:
(aa) KfW works with at least one other co-lead arranger that is neither a promotional institution nor a financing institution associated with KfW as described in (a)(aa) and
(bb) the share of the financing volume provided by KfW does not exceed 25%, unless the other members of the syndicate agree, in individual cases, to authorise a larger share of no more than 50% for KfW or the participating promotional institutions and
(cc) when entering into syndicated financings KfW agrees to be guided by the principle of cooperating with all credit institutions established in the European Union.
(6) Pursuant to Article 2(1), No 4 (b)(bb), read in conjunction with Article 3(1), third sentence, of the Law, KfW may finance export transactions alone only if the project involves countries which do not have sufficient financing offers in accordance with the following criteria:
(a) the project involves a country in OECD country risk category 7, or
(b) the project involves a country in OECD country risk category 5 or 6 that is also in Part I of the list of the OECD Development Assistance Committee of countries receiving development assistance; in that case, the financing volume must remain below fifty million euro and the financing term must exceed four years.

3 BUSINESS WITH AFFILIATED ENTERPRISES
(1) KfW must receive remuneration in line with market conditions for refinancing funds, guarantees and other services which it provides in accordance with its legal powers for an enterprise in which it holds a participation. Neither KfW nor the Federal Republic of Germany nor the German federal states (Länder) may assume institutional liability (Anstaltslast) or unlimited liability for the liabilities of the affiliated enterprise or issue a guarantee regarding its continuance.
(2) KfW must also remunerate the services of such enterprises in line with market conditions.
(3) The limitations do not apply to services related to the performance of promotional tasks as stated in Article 2(1), Nos 1 to 4, of the Law or of similar promotional tasks conferred on the enterprise by a law or on the basis of a law. Other statutory limitations remain unaffected.
4 REPRESENTATION OF KfW
(1) For declarations of intent to be made to KfW it is sufficient for them to be made to one member of the Executive Board (Article 6(4) of the Law).
(2) Declarations by KfW must generally be made in writing and are binding on KfW when they are made jointly either by two members of the Executive Board or by one member of the Executive Board together with an authorised representative (Article 6(3), second sentence, of the Law). In the case of written declarations the signatures of two members of the Executive Board or of one member of the Executive Board and an authorised representative must be added to the name of KfW. The members of the Executive Board are released from the limitations of section 181, second alternative, of the German Civil Code (Bürgerliches Gesetzbuch); they may also release authorised representatives from the limitations of section 181, second alternative. On specific instruction by the Executive Board
1. documents may also be signed with binding effect by two authorised representatives,
2. written declarations by KfW that are generated or transmitted with the aid of automatic equipment may be made with facsimile signatures or, if supported by a corresponding note, may be issued with binding effect with the names of two members of the Executive Board or authorised representatives added mechanically, and
3. declarations by KfW may also be made by two authorised representatives with binding effect by means of electronic transmission.
(3) Without prejudice to the official designation of the authorised representatives and subject to any internal limitations of their power of representation, the provisions of sections 49, 50, 52 and 54 of the German Commercial Code (Handelsgesetzbuch) concerning authorised signatories and authorised officers determine mutatis mutandis the scope of their power of representation.
(4) The names of the members of the Executive Board and of the authorised representatives whose power of representation equals that of an authorised signatory within the meaning of section 49 of the German Commercial Code (Handelsgesetzbuch) must be published in the Federal Gazette (Bundesanzeiger) without undue delay; the same applies to any change in the identity of the members of the Executive Board and of the authorised representatives concerned.
(5) The Board of Supervisory Directors represents KfW in legal transactions or legal disputes with the members of the Executive Board. Legal transactions with the Executive Board, in particular concerning the compensation paid to its members (Article 6(5) of the Law), are entered into by the Chairperson on behalf of the Board of Supervisory Directors subject to the approval of the Executive Committee (Article 8(2)).
5 MEMBERSHIP OF THE BOARD OF SUPERVISORY DIRECTORS
(1) The members of the Board of Supervisory Directors and any representatives (Article 7(1) No 2 of the Law) should be reliable and qualified to understand KfW’s business activities and the risks involved; equal opportunities for women are targeted. Conflicts of interest of the members of the Board of Supervisory Directors with their own business activities may impede reliability. The requirement that members of the Board of Supervisory Directors have expertise in the field of KfW’s activities must be assessed in terms of KfW’s size and complexity. No more than two former members of the Executive Board may be members of the Board of Supervisory Directors.
(2) The term of office of the members of the Board of Supervisory Directors mentioned in Article 7(1), Nos 3 to 7, of the Law begins in each case on 1 January; the statutory retirement age should generally not have been reached on appointment.
(3) The Chair of the Board of Supervisory Directors must notify the member concerned and the authorities authorised pursuant to Article 7(1) of the Law to appoint members of the Board of Supervisory Directors of the impending retirement from office of said member no later than on 31 October of the relevant year.
(4) Should a member of the Board of Supervisory Directors retire prematurely from office, the member replacing him or her will be appointed for the remainder of the retiring member’s term of office.
(5) The members of the Board of Supervisory Directors are bound to maintain secrecy and to ensure full and comprehensive confidentiality. They may not make unauthorised use of business secrets of which they become aware during the performance of their duties. This obligation continues to apply after their retirement from the Board of Supervisory Directors. Secrecy and full and comprehensive confidentiality must also be ensured if the members of the Board of Supervisory Directors involve third parties.

(6) No member of the Board of Supervisory Directors may have business or private dealings with KfW or its Executive Board which are based on a substantial and not merely temporary conflict of interests. Each member of the Board of Supervisory Directors is to disclose conflicts of interest to the Board of Supervisory Directors. In its annual report, the Board of Supervisory Directors is to provide information about conflicts of interest that have occurred and how they were handled.
(7) The members mentioned in Article 7(1), Nos 3 to 7, of the Law may be dismissed at any time by the body that appointed them. Particularly in case of substantial and not merely temporary conflicts of interest, a member of the Board of Supervisory Directors should be dismissed or resign from office.
(8) The members of the Board of Supervisory Directors are paid a remuneration, the amount of which is determined by the Supervisory Authority. In addition they are paid travel expenses and a daily allowance for attending meetings of the Board of Supervisory Directors, its committees and advisory councils.
(9) With the exception of programme loans, KfW may not grant loans to the members of its Board of Supervisory Directors; the Board of Supervisory Directors must be informed of programme loans granted. Members of the Board of Supervisory Directors are not to conclude consultancy or other service and work agreements with KfW.
6 DUTIES OF THE BOARD OF SUPERVISORY DIRECTORS AND ITS CHAIR
(1) It is the duty of the Board of Supervisory Directors to supervise the conduct of KfW’s business and the management of its assets on an ongoing basis (Article 7(5) of the Law). It should provide the Executive Board with regular advice on its activities. The members of the Board of Supervisory Directors are accountable to KfW for duly performing their duties. In the case of entrepreneurial decisions, no breach of duty occurs if the member of the Board of Supervisory Directors reasonably believes that he or she is acting on the basis of adequate information and for the benefit of KfW.
(2) The Chair of the Board of Supervisory Directors coordinates the work of the Board of Supervisory Directors and attends to its concerns externally. The Chair and the Deputy Chair maintain regular contact with the Executive Board and discuss KfW’s strategy, business development and risk management with it. For good cause (Article 1(3), third sentence), the Chair informs the Board of Supervisory Directors and, if necessary, convenes an extraordinary meeting.
(3) The Board of Supervisory Directors regularly reviews the quality and efficiency of its work and monitors the implementation of the measures that it determines to that end.

7 POWERS OF THE BOARD OF SUPERVISORY DIRECTORS
(1) Without prejudice to the powers arising from its general supervisory authority, the Board of Supervisory Directors is authorised to:
1. adopt amendments to the By-Laws (Article 8 of the Law);
2. issue rules of procedure for its own business and for that of the committees and advisory councils provided for in Article 8;
3. appoint and dismiss members of the Executive Board;
4 approve the annual planning;
5. approve measures to be taken by the Executive Board pursuant to Article 2(1);
6. issue general or specific instructions to the Executive Board (Article 7(5), second sentence, of the Law);
7. approve the annual financial statement (Article 9 of the Law);
8. select the auditor (auditing firm) to be proposed to the Supervisory Authority (Article 9(1) of the Law);
9. designate the journals apart from the Federal Gazette (Bundesanzeiger) suitable for the publication of announcements by KfW.
(2) The Board of Supervisory Directors may require the Executive Board to provide a report on KfW matters at any time. An individual member may also ask for a report but only for one to be made to the Board of Supervisory Directors; if the Executive Board declines to provide the report, the report may then only be requested if another member of the Board of Supervisory Directors supports the request.
(3) All binding declarations made by the Board of Supervisory Directors within the scope of its powers must be made in writing; they must be signed by the Chair of the Board of Supervisory Directors or, if he or she is prevented from so doing, by the Deputy Chair.
8 ESTABLISHMENT OF COMMITTEES AND ADVISORY COUNCILS
(1) For the purpose of carrying out the duties assigned to it, the Board of Supervisory Directors may revocably establish and dissolve committees from among its members and designate their chairpersons and deputy chairpersons; it may also authorise such committees to take final decisions on its behalf (Article 7(6) of the Law). Deputies for the members of the committees are appointed as required.
(2) An Executive Committee is established to deal with legal and administrative matters as well as fundamental business and corporate policy issues; the responsibility of the Board of Supervisory Directors for consultation and decision-taking on the strategy and business policy of KfW remains unaffected thereby. The Executive Committee is authorised to deal with urgent matters (take urgent decisions) pursuant to paragraph 1, first sentence. The Chair of the Board of Supervisory Directors decides whether a matter is urgent; he or she informs the members of the Board of Supervisory Directors without delay about the urgent decisions taken. The tasks of the Executive Committee also include consultation on the system of remuneration for the Executive Board including the contractual components; it reviews said system regularly; decisions on the basic structure of the remuneration system are taken by the Board of Supervisory Directors. The Executive Committee comprises seven members: the Federal Minister of Finance, the Federal Minister of Economics and Technology, one member appointed pursuant to Article 7(1), No 3, of the Law, one member appointed pursuant to Article 7(1), No 4, of the Law, one member appointed pursuant to Article 7(1), No 5, of the Law, one member appointed pursuant to Article 7(1), No 6, of the Law and one member appointed pursuant to Article 7(1), No 7, of the Law. Deputies should be appointed for the members appointed pursuant to Article 7(1), Nos 3 to 7, of the Law. The Chair of the Board of Supervisory Directors chairs the Executive Committee. The Deputy Chair is the Deputy Chair of the Board of Supervisory Directors.
(3) A Credit Committee is established to deal with credit matters; it comprises the Federal Minister of Finance, the Federal Minister of Economics and Technology, the Federal Minister for Economic Cooperation and Development, the Federal Minister for the Environment, Nature Conservation and Nuclear Safety and nine other members, one of whom is a member appointed pursuant to Article 7(1), No 3, of the Law and one is a member appointed pursuant to Article 7(1), No 4, of the Law. The Chair of the Board of Supervisory Directors chairs the Credit Committee. The Deputy Chair is the Deputy Chair of the Board of Supervisory Directors. Deputies are appointed for the members appointed pursuant to Article 7(1), Nos 3 to 7, of the Law.
(4) An Audit Committee is established to prepare matters relating to accounting and risk management. In particular, it deals with monitoring the accounting process, the effectiveness of the internal controlling system, the internal audit system and the risk management system, auditing the annual and group financial statements, the required independence of the auditor and determining the main points of the audit. The Audit Committee comprises the Federal Minister of Finance, the Federal Minister of Economics and Technology, one member appointed pursuant to Article 7(1), No 3, of the Law, two members appointed pursuant to Article 7(1), No 4, of the Law and three members appointed pursuant to Article 7(1), No 5, of the Law. Deputies are appointed for the members appointed pursuant to Article 7(1), Nos 3 to 5, of the Law. The Committee is chaired by a member appointed pursuant to Article 7(1), No 5, of the Law. The Deputy Chair of the Committee is the Chair of the Board of Supervisory Directors. At least one member of the Audit Committee must be independent and have professional expertise in accounting or auditing. No one who has been a member of the Executive Board in the previous three years may be a member of the Audit Committee.
(5) Should additional committees be set up, they must include two members appointed pursuant to Article 7(1), No 2, of the Law.

(6) Article 6 and Article 7(3) apply mutatis mutandis to the work of the committees.
(7) For the purpose of consultation, the Board of Supervisory Directors is authorised to appoint, as needed, advisory councils composed of experts who need not be members of the Board of Supervisory Directors.
(8) The Board of Supervisory Directors must be informed of the principal results of any advisory council meetings at its first meeting subsequent to any such meetings.
9 MEETINGS AND DECISIONS
The details of convening and conducting meetings of the Board of Supervisory Directors and its committees as well as decision-taking and matters related to the taking of minutes are governed by the Rules of Procedure of the Board of Supervisory Directors issued pursuant to Article 7(1) No 2.
10 LOAN CONDITIONS
KfW may determine the conditions according to which the intermediary credit institution is to forward loans to the borrower; in particular, it may stipulate that the amount of the loan may only be disbursed in accordance with progress made in the project financed through the loan.
11 ISSUANCE OF GUARANTEES
(1) Pursuant to Article 2(1) of the Law, KfW may also issue guarantees or similar commitments for portfolios of loan obligations.
(2) Guarantees may also be issued for loans taken out abroad in either domestic or foreign currencies.
12 PUBLIC CORPORATE GOVERNANCE CODE OF THE FEDERATION, DECLARATION OF CONFORMITY
(1) The Executive Board and the Board of Supervisory Directors annually declare that the recommendations of the Public Corporate Governance Code of the Federation in the respective applicable version have been, and continue to be complied with. Any deviation from the recommendations is explained and justified. The declaration is made permanently available to the public on KfW’s website and published as part of the Corporate Governance Report. The audit of the annual financial statement is to review whether the declaration on the Public Corporate Governance Code of the Federation has been made and published.
(2) In addition to the declaration pursuant to paragraph 1, the total remuneration of each member of the Executive Board and each member of the Board of Supervisory Directors are also listed individually, and differentiated by components and described in a generally comprehensible form in the Corporate Governance Report published annually by the Executive Board and the Board of Supervisory Directors. In the case of members of the Executive Board, specification is also made of the benefits that had been promised to the member or former member of the Executive Board the event of the termination of his or her activity or that were granted to him or her in the course of the business year. In the case of the Board of Supervisory Directors, also remuneration paid to a member by the company or benefits granted for his or her personal performance, in particular consultancy and brokerage services, will be specified separately.
Only the original German text version of these By-Laws is legally binding.